UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 4)*

Under the Securities Exchange Act of 1934

TELECOMMUNICATION SYSTEMS, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

693315103
(CUSIP Number)

Concerned TSYS Shareholders
Dilip Singh, Manager
Value Generation Capital LLC
20283 State Road 7
Suite 400
Boca Raton, FL 33498

Frederic Dorwart
Frederic Dorwart, Lawyers
124 East Fourth Street
Tulsa, Oklahoma 74103
(918) 583-9922
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 13, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
J. Carlo Cannell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		3,518,421
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
3,518,421
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,518,421
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.48%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Dilip Singh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		1,100
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,100
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.002%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Value Generation Capital Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		1,100
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,100
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.002%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
LP

1	NAMES OF REPORTING PERSONS
Value Generation Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		1,100
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,100
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.002%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (limited liability company)

1	NAMES OF REPORTING PERSONS
Alfred John Knapp, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Mark D. Stolper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
John M. Climaco
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Charles M. Gillman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.                      Security and Issuer

Item 1 is hereby amended by deleting Item 1 of Amendment No. 3 in its entirety and replacing it with the following:

The Schedule 13D filed with the Securities and Exchange Commission on September 13, 2012 (the “Initial 13D”) by the Reporting Persons (defined below) with respect to ownership of Class A Common Stock, $0.01 par value per share (the “Common Stock”), of Telecommunication Systems, Inc. (the “Issuer” or the “Company”), and amended on September 13, 2012 (“Amendment No. 1”), April 9, 2014 (“Amendment No. 2”) and April 9, 2014 (“Amendment No. 3”) is hereby amended by this Amendment No. 4 to furnish additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.  The principal executive office address of the Issuer is 275 West Street, Annapolis, MD 21401.

Item 2.                      Identity and Background

Item 2 is hereby amended by deleting Item 2 of Amendment No. 3 in its entirety and replacing it with the following:

(a)	This Schedule 13D is filed by (each a “Reporting Person” and collectively, the “Reporting Persons”):

(i)	J. Carlo Cannell (“Mr. Cannell”);
(ii)	Dilip Singh (“Mr. Singh”);
(iii)	Value Generation Capital Fund, LP (“VGCF-LP”)
(iv)	Value Generation Capital, LLC (“VGC-LLC”)
(v)	Alfred John Knapp, Jr. (“Mr. Knapp”)
(vi)	Mark D. Stolper (“Mr. Stolper”)
(vii)	John Climaco (“Mr. Climaco”)
(viii)	Charles M. Gillman (“Mr. Gillman”)

The foregoing Reporting Persons are members of a “group” within the meaning of Rule 13d-5 and/or Section 13(d)(3) of the Act, formed by the Reporting Persons as of May 13, 2014 and known as the Concerned TSYS Shareholders. Each of the Reporting Persons is party to that certain Agreement evidencing “group” membership, as further described in Item 6 and as filed as an exhibit to this Schedule 13D.  Additionally, each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6 and filed as an exhibit to this Schedule 13D. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b), (c)

Mr. Cannell
•	The principal business address for Mr. Cannell is P.O. Box 3459, 150 East Hansen Avenue, Jackson, WY 83001.
•
The principal business of Mr. Cannell is the performance of investment management and advisory services.  The principal business of the Cannell Investment Vehicles (defined below) is investment in securities.

•
Mr. Cannell is the sole managing member of Cannell Capital LLC.  Cannell Capital LLC acts as the investment sub-advisor to the Cuttyhunk II Fund, as an investment adviser to various sundry separately managed accounts (the "Cannell SMAs") and to the Tristan Offshore Fund, Ltd., and is the general partner of and investment advisor to Tonga Partners, L.P. and Tristan Partners, L.P. (the Cuttyhunk II Fund, the Cannell SMAs, Tristan Offshore Fund, Ltd., Tonga Partners, L.P., and Tristan Partners, L.P. are collectively referred to as the "Cannell Investment Vehicles" and each a “Cannell Investment Vehicle”).  As the sole managing member of Cannell Capital LLC, Mr. Cannell has the sole power to vote and dispose of the shares of Common Stock of the Issuer owned by each of the Cannell Investment Vehicles.

•
Set forth in the attached Annex A and incorporated herein by reference is a listing of the directors, general partners, managing members and controlling persons of the Cannell Investment Vehicles (collectively, the "Cannell Covered Persons"), and sets forth the principal occupation, citizenship and principal place of business of each Cannell Covered Person.

VGCF-LP, VGC-LLC, Mr. Singh
•	The principal business address for VGCF-LP and VGC-LLC is 20283 State Road 7, Suite 400, Boca Raton, FL 33498
•	The principal business address for Mr. Singh is 333 New 21st Avenue, Unit 1110, Deerfield Beach, Florida 33441.
•	The principal business of each of VGCF-LP and VGC-LLC is investing in securities.
•	The principal occupation of Mr. Singh is serving as Manager of VGC-LLC.

Mr. Stolper
•	The principal business address for Mr. Stolper is 1510 Cotner Ave., Los Angeles, California 90025.
•	The principal occupation of Mr. Stolper is serving as the Executive Vice President and Chief Financial Officer of RadNet, Inc., whose principal business is diagnostic imaging services.

Mr. Knapp
•	The principal business address for Mr. Knapp is 919 Milam Street, Suite 1900, Houston, Texas 77002.
•	The principal occupation of Mr. Knapp is serving as President of Andover Group, Inc., whose principal business is real estate development.

Mr. Gillman
•	The principal business address for Mr. Gillman is 9330 S. Lakewood Ave., Tulsa, OK 74137.
•
The principal occupation of Mr. Gillman is serving as the manager of IDWR Office, LLC, an Oklahoma limited liability company whose principal business is managing the capital of a small group of family offices.

Mr. Climaco
•	The principal business address for Mr. Climaco is P.O. Box 316, Park City, UT 84060.
•	The principal occupation of Mr. Climaco is as a management consultant.

(d)-(e)           During the last five years, no Reporting Person, nor to the best of Mr, Cannell’s knowledge, a Cannell Covered Person, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Cannell, Mr. Singh, Mr. Stolper, Mr. Knapp, Mr. Gillman and Mr. Climaco are each United States citizens.  Each of  VGCF-LP and VGC-LLC are Delaware entities.  The citizenship of each Cannell Covered Person is set forth on the attached Annex A and incorporated herein by reference.

Item 3.                      Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by deleting Item 3 of Amendment No. 3 in its entirety and replacing it with the following:

•
As of May 13, 2014, the Cannell Investment Vehicles collectively owned 3,518,421 shares of Common Stock of the Issuer and had invested approximately $7,552,469 (including commissions and fees) in aggregate in such shares.  Neither Mr. Cannell, in his individual capacity, nor Cannell Capital LLC directly own securities of the Company. The securities were acquired on the open market using the working capital of each Cannell Investment Vehicle as follows:

Tristan Offshore Fund, Ltd.L:  290,881 and had invested approximately $600,608.
The Cuttyhunk II Fund: 593,292 and had invested approximately $1,091,317.
Tonga Partners, L.P.: 1,163,244 and had invested approximately $2,453,178.
Tristan Partners, L.P.: 711,578 and had invested approximately $1,715,238.
Cannell SMAs collectively: 759,426 and had invested approximately $1,692,130.

•
As of May 13, 2014, VGCF-LP owned 1,100 shares of Common Stock of the Issuer and had invested approximately $3,166 (including commissions and fees) in such shares. The shares of Common Stock owned by VGCF-LP were purchased on the open market with working capital of VGCF-LP (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).  Neither Mr. Singh, in his individual capacity, nor VCG-LLC directly own any securities of the Company.

•	As of the date hereof, Mr. Stolper does not individually own any shares of Common Stock of the Issuer.

•	As of the date hereof, Mr. Knapp does not individually own any shares of Common Stock of the Issuer.

•	As of the date hereof, Mr. Gillman does not individually own any shares of Common Stock of the Issuer.

•	As of the date hereof, Mr. Climaco does not individually own any shares of Common Stock of the Issuer.

Item 4.                      Purpose of Transaction

Item 4 is hereby amended by deleting Item 4 of Amendment No. 3 in its entirety and replacing it with the following:

The Reporting Persons, who have, as of May 5, 2013, formed a group known as the Concerned TSYS Shareholders (“CTS”), purchased shares of Common Stock of the Issuer based on certain investment criteria and the belief that such securities, when purchased, represented an attractive investment opportunity.  The shares of are held by the Reporting Persons as a long-term investment.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons and the availability of shares at prices that would make the purchase or sale of shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer.

The Reporting Persons reserve the right to discuss various views and opinions with respect to the Company and its business plans with the Company or the members of its senior management.  The discussion of such views and opinions may extend from ordinary day-to-day business operations to matters such as nominees for representation on the Company's board of directors, senior management decisions and extraordinary business transactions.  The Reporting Persons reserve the right to take such action as they may deem necessary from time to time to seek to maximize the value of the Company.  Such actions may include, but may not necessarily be limited to, pursuit of strategic initiatives to enhance shareholder value and nomination of new directors at the next shareholder meeting.

On January 21, 2014, Cannell Capital LLC delivered a letter to Thomas M. Brandt, the Issuer's CFO. Cannell Capital LLC is disappointed that no reply has been forthcoming. Accordingly, CTS has been formed. CTS is a "group" as promulgated by Rule 13d-5 of the Securities Exchange Act of 1934.

The Reporting Persons do not have any present plan or proposal which would relate to, or could result in, any of the following matters (which are referred to in subparagraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D), except as set forth herein or such as would occur upon or in connection with the completion of, or following, any of the actions discussed herein.

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)
Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any action similar to any of those enumerated above.

The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto or engage in any of the actions specified above.

This Schedule 13D is not a solicitation of any action by stockholders of the Issuer. If a proxy statement is completed and filed, stockholders are advised to read the proxy statement when it becomes available because it will contain important information, and stockholders should rely on such proxy statement and not on this Schedule 13D. The proxy statement, if filed, will be available for free at the SEC’s website at http://www.sec.gov.

 Item 5.                      Interest in Securities of the Issuer

Item 5 is hereby amended by deleting Item 5 of Amendment No. 3 in its entirety and replacing it with the following:

Based on the information contained in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on May 2, 2014, the Issuer had 54,324,344 shares of Class A Common Stock and 4,997,769 shares of Class B of Common Stock outstanding as of April 29, 2014.

A.           Mr. Cannell

(a)
As of May 13, 2014, the Cannell Investment Vehicles owned 3,518,421 shares of Common Stock of the Issuer.  Mr. Cannell is the sole managing member of Cannell Capital LLC.  Cannell Capital LLC acts as the investment sub-advisor to the Cuttyhunk II Fund, an investment advisor to the Cannell SMAs and the Tristan Offshore Fund, Ltd., and is the general partner of and investment advisor to Trisan Partners, L.P. and Tonga Partners, L.P.  Mr. Cannell has the sole power to vote and dispose of the shares owned by the Cannell Investment Vehicles and may thus be deemed to beneficially own all 3,518,421 shares of Common Stock of the Issuer held by the Cannell Investment Vehicles.

Percentage beneficially owned: Approximately 6.48%

(b)	1. Sole power to vote or direct vote: 3,518,421
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,518,421
4. Shared power to dispose or direct the disposition: 0

(c)
The following table details the transactions during the past 60 days or since the date on which Amendment No. 3 was filed, whichever is less, by Mr. Cannell or any Cannell Investment Vehicle. Each listed transaction was effected in an ordinary brokerage transaction by Cannell Capital LLC on behalf of the applicable entity.

Entity	Purchase Date	Quantity	Price per Share	Total Cost	Form of Transaction
Cannell SMA	4/28/2014	51,694	2.48	$128,604.34	Open Market
Cannell SMA	4/29/2014	28,989	2.59	$75,310.53	Open Market
Cannell SMA	4/30/2014	7,924	2.54	$20,220.46	Open Market
Cannell SMA	5/1/2014	2,887	2.50	$7,236.26	Open Market

B.	Dilip Singh

(a)
Mr. Singh does not directly own any securities of the Company.  As managing member of VGC-LLC, which is the general partner of VGCF-LP, Mr. Singh has the sole power to vote and dispose of the shares owned by VGCF-LP and may thus be deemed beneficially own all of the 1,100 shares directly owned by VGCF-LP.

Percentage: Approximately 0.002%

(b)	1. Sole power to vote or direct vote: 1,100
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,100
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Singh, individually, has not entered into any transactions in shares of Common Stock of the Company during the past 60 days.

C.	VCGF-LP

(a)	As of May 13, 2014, VGCF-LP beneficially owned 1,100 Shares.

Percentage: Approximately 0.002%

(b)	1. Sole power to vote or direct vote: 1,100
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,100
4. Shared power to dispose or direct the disposition: 0

(c)	The following table details the transactions during the past 60 days or since the date on which Amendment No. 3 was filed, whichever is less, by VGCF-LP:

Purchase Date	Quantity	Price per Share	Total Cost	Form of Transaction
5/8/2014	1,100	2.87	$3,165.98	Open Market

  D.           VCG-LLC

(a)	VCG-LLC does not directly own any securities of the Company. VCG-LLC, as the general partner of VCGF-LP, may be deemed to be the beneficial owner of the 1,100 Shares owned by VCGF-LP.

Percentage: Approximately 0.002%

(b)	1. Sole power to vote or direct vote: 1,100
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,100
4. Shared power to dispose or direct the disposition: 0

(c)	VCG-LLC has not, in its own name, entered into any transactions in the Shares during the last 60 days.

E.           Mr. Stolper

(a)	Mr. Stolper does not directly own any shares of Common Stock of the Issuer.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Stolper has not entered into any transactions in shares of Common Stock of the Issuer during the last 60 days.

F.           Mr. Knapp

(a)	Mr. Knapp does not directly own any shares of Common Stock of the Issuer.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Knapp has not entered into any transactions in shares of Common Stock of the Issuer during the last 60 days.

G.           Mr. Gillman

(a)	Mr. Gillman does not directly own any shares of Common Stock of the Issuer.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Gillman has not entered into any transactions in shares of Common Stock of the Issuer during the last 60 days.

H.           Mr. Climaco

(a)	Mr. Climaco does not directly own any shares of Common Stock of the Issuer.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Climaco has not entered into any transactions in shares of Common Stock of the Issuer during the last 60 days.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may each be deemed to be the beneficial owner of the shares of Common Stock directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except to the extent of his or its pecuniary interest therein.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may each be deemed to beneficially own the 5,519,521 shares of Common Stock of the Issuer (approximately 6.48%) held by all of the Reporting Persons combined, and each of the Reporting Persons may be deemed to beneficially own the shares of each other Reporting Person.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)           Not applicable.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by deleting Item 6 of Amendment No. 3 in its entirety and replacing it with the following:

Exhibit 99.1                      Joint Filing Agreement

Exhibit 99.2                      13D Group Agreement

Item 7.                      Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement

Exhibit 99.2                      13D Group Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2014

J. Carlo Cannell		Dilip Singh

/s/ J. Carlo Cannell		/s/DilipSingh

Value Generation Capital Fund, LP		Value Generation Capital, LLC

By : Value Generation Capital, LLC, its General Partner
/s/ Dilip Singh
Name: Dilip Singh
By:	/s/ Dilip Singh	Title: Manager
Name: Dilip Singh
Title: Manager

Alfred John Knapp, Jr.		Mark D. Stolper

/s/ Alfred John Knapp, Jr.		/s/ Mark D. Stolper

John Climaco		Charles M. Gillman

/s/ John Climaco		/s/ Charles M. Gillman

ANNEX A

The following sets forth the name, principal occupation, citizenship or jurisdiction of organization and principal place of business of the directors, general partners, managing members or controlling persons (the "Cannell Covered Persons") of Cannell Capital LLC and the Cannell Investment Vehicles:

Cannell Capital LLC

Mr. Cannell is the sole managing member of Cannell Capital LLC, whose principal business is investment management.  Cannell Capital LLC is a Wyoming limited liability company with a principal business address of P.O. Box 3459, 150 East Hansen Avenue, Jackson, WY 83001, United States.

Tonga Partners, L.P.

Cannell Capital LLC is an investment advisor to and the general partner of Tonga Partners, L.P., whose principal business is investment management.  Tonga Partners, L.P. is a Delaware limited partnership with a principal business address of P.O. Box 3459, 150 East Hansen Avenue, Jackson, WY 83001, United States.

The Cuttyhunk II Fund

Cannell Capital LLC is an investment sub-advisor to The Cuttyhunk II Fund, whose principal business is investment management.  The Cuttyhunk II Fund is a Delaware limited liability entity with a principal business address of P.O. Box 3459, 150 East Hansen Avenue, Jackson, WY 83001, United States.

Tristan Partners, L.P.

Cannell Capital LLC is an investment advisor to and the general partner of Tristan Partners, L.P., whose principal business is investment management.  Tristan Partners, L.P. is a Delaware limited partnership with a principal business address of P.O. Box 3459, 150 East Hansen Avenue, Jackson, WY 83001, United States.

Tristan Offshore Fund, Ltd.

Cannell Capital LLC is an investment advisor to Tristan Offshore Fund, Ltd, whose principal business is investment management.  Tristan Offshore Fund, Ltd is a Caymans Islands limited liability entity with a principal business address of One Capital Place, 3rd Floor, GT Grand Cayman, KY1-11003, Cayman Islands.